Revelstone Capital Acquisition Corp.
14350 Myford Road

Irvine, CA 92606

December 13, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Revelstone Capital Acquisition Corp. (the “Company”)

Registration Statement on Form S-1
(File No. 333-261352) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:05 p.m. on December 15, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Loeb & Loeb LLP, by calling Alex Weniger-Araujo at 212-407-4063.

Very truly yours,

Revelstone Capital Acquisition Corp.

By:	/s/ Morgan Callagy
	Name:	Morgan Callagy
	Title:	Co-Chief Executive Officer